FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, February 3, 2004

Press release

SUEZ sells its M6 equity stake

and records a net capital gain of EUR 750 million

SUEZ, a founding shareholder of M6, has disposed of 29.2% of the television channel’s equity capital in a combined market and institutional investor placement. In September 2003, with the announcement of its half-year results, SUEZ had stated its intention to withdraw from the communications sector.

This transaction will allow the Group to record first-half 2004 proceeds of EUR 1 billion and net capital gains of EUR 750 million.

The Group will keep a residual 5% equity position in M6 for a three-year period, during which it will retain a seat on the channel’s Supervisory Board.

The disposal is consistent with the contract amendment signed February 2, 2004 between M6 and the French Audio Visual Higher Council.,(CSA)

“The Group (Lyonnaise des Eaux et Compagnie Financière de Suez) along with CLT, which has become RTL Group were involved in the channels creation 17 years ago. The Group has supported M6’s development as a stable, engaged and responsible shareholder, respecting the independence of channel management Jean Drucker et Nicolas de Tavernost who set up M6 and has contributed to its commercial, financial, and market successes. M6’s position in today’s audio-visual landscape is a source of great pride for SUEZ. With the disposals carried out in the French and Belgian communications sectors, SUEZ confirms its business strategy based on its energy and environment activities,” emphasized Gérard Mestrallet, Chairman and CEO of SUEZ.

SUEZ, a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy—electricity and natural gas—and the Environment—water and waste services. In 2003, SUEZ generated revenues of EUR 39.6 billion (excluding energy trading). SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimers Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives, such as debt reimbursement maturities, operational profitability resulting from cost reductions, investment levels and the Action Plan’s impact on results. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

This announcement is not an offer for sale in France, the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The issuer and the selling shareholder do not intend to register any portion of the planned sale in the United States or to conduct a public offering of securities in France, the United States or any other jurisdiction.

Press Contacts:	Financial analyst contacts:
France:	Arnaud Erbin: 331 4006 6489
Anne Liontas: 331 4006 6654	Bertrand Haas: 331 4006 6609
Antoine Lenoir: 331 4006 6650

Belgium:
Guy Dellicour: 322 507 02 77

This press release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 3, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary